ASENSO FINANCE, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2021

ASENSO FINANCE, INC.

BALANCE SHEET

	December 31, 2021
ASSETS	
Current assets:	
Cash and cash equivalents	$ 40,000
Accounts receivable	40,000
Due from related party	1,000
Total assets	$ 81,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Accounts payable, related party	$ 76,500
Accounts payable	1,194
Income tax payable	665
Total liabilities	78,359
Commitments and contingencies (Note 11)	
Stockholder's equity:	
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2021	-
Common stock, $0.0001 par value, 20,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2021	1,000
Retained earnings	1,641
Total stockholder's equity	2,641
Total liabilities and stockholder's equity	$ 81,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

ASENSO FINANCE, INC.

STATEMENT OF OPERATIONS

	For the Period from October 19, 2021 (inception to) December 31, 2021
Net revenue	$ 80,000
Cost of net revenue	48,000
Gross profit	32,000
Operating expenses:	
General and administrative	29,694
Total operating expenses	29,694
Income from operations	2,306
Provision for income taxes	665
Net income	$ 1,641
Weighted average common shares outstanding - basic and diluted	10,000,000
Net income per common share - basic and diluted	$ 0.0002

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ASENSO FINANCE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Retained	Total Stockholder's
	Shares	Amount	Shares	Amount	Earnings	Equity
Balances at October 19, 2021 (inception)	-	$ -	-	$ -	$ -	$ -
Issuance of common stock	-	-	10,000,000	1,000	-	1,000
Net income	-	-	-	-	1,641	1,641
Balances at December 31, 2021	-	$ -	10,000,000	$ 1,000	$ 1,641	$ 2,641

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ASENSO FINANCE, INC.

STATEMENT OF CASH FLOWS

		For the Period from October 19, 2021 (inception to) December 31, 2021
Cash flows from operating activities:		
Net income	$	1,641
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(40,000)
Accounts payable		77,694
Income tax payable		665
Net cash provided by operating activities		40,000
Net change in cash and cash equivalents		40,000
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	40,000
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-
Supplemental disclosure of non-cash investing and financing activities:		
Advance from related party for issuance of common stock	$	1,000

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ASENSO FINANCE, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Asenso Finance, Inc. (the "Company") is a corporation formed on October 19, 2021 under the laws of the State of Delaware. The Company is a leading-as-a-service software provider to small banks and community development financial institutions.

As of December 31, 2021, the Company has commenced limited principal operations. The Company's activities since inception have primarily consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has generated limited revenues and profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

During the period ended and as of December 31, 2021, all revenues and accounts receivable were with one customer.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021, the Company determined that no allowance for doubtful accounts was necessary.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenue from customized professional services. Revenue is recognized as services are completed, which represents the point in time when the performance obligation is satisfied through the transfer of promised services to the customer.

Cost of Net Revenue

Cost of net revenue includes engineering fees incurred, and represent direct costs of

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation

allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As there were no potentially dilutive as of December 31, 2021, diluted net income per share is the same as basic net income per share.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. STOCKHOLDER'S EQUITY

As of December 31, 2021, the Company's certificate of incorporation authorized the Company to issue 5,000,000 shares of preferred stock and 20,000,000 shares of common stock, par value $0.0001 per share.

Each holder of common shall be entitled to one vote for each common stock held. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

Upon inception, the Company issued 10,00,000 shares of common stock to its founder at par value for $1,000. The Company recorded a receivable from the shareholder on its balance sheet.

5. RELATED PARTY TRANSACTIONS

The Company is managed by and transacts with its sole stockholder, Talino Labs Pte Ltd. ("Talino"). During the period ended December 31, 2021, the Company incurred $48,000 in engineering fees to Talino, which is included in cost of revenue in the statement of operations. During the period ended December 31, 2021, the Company incurred $24,500 in professional fees to Talino, and paid rent of $4,000 to Talino (see Note 7), both of which are included in general and administrative expenses in the statement of operations. As of December 31, 2021, the Company had $76,500 in accounts payable with Talino.

Upon inception, the Company issued 10,00,000 shares of common stock to its founder at par value for $1,000. The Company recorded a receivable from the shareholder, as due from related party, on its balance sheet.

6. INCOME TAXES

During the period ended December 31, 2021, the Company recorded a provision for tax expense of $665 based on the federal income tax rate of 21% and California state income tax rate of 7.84%. The Company recorded an accompanying income tax payable on the balance sheet.

The Company's 2021 tax year is open for IRS examination.

7. COMMITMENTS AND CONTINGENCIES

The Company has a month-to-month lease agreement with Talino for office space. Base rent is $2,000 per month.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January XX, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.